SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 24, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                  Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                     No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)




LONDON STOCK EXCHANGE ANNOUNCEMENT



24 August 2000


MERANT plc ("MERANT")

Share Repurchase Programme
--------------------------

MERANT agreed today to purchase for cancellation 14,408,798 ordinary shares (representing approximately 10 percent of MERANT's issued share capital), for an aggregate consideration of GBP 13,688,000, at a price of 95 pence per share.

All such shares have been purchased on the London Stock Exchange under a previously announced open market share repurchase program. This announcement does not constitute a solicitation or offer to purchase any shares in the United States or from United States persons, nor does it constitute a tender offer for, or a request or invitation for tenders of, any ordinary shares by MERANT.


END




                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  August 24, 2000                By: /s/ Kenneth A. Sexton
                              	   -----------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer